Exhibit 99.1

February 14, 2019	TSX: GPR

For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE FISCAL YEAR 2018 FINANCIAL

RESULTS ON FEBRUARY 28, 2019

CONFERENCE CALL AND WEBCAST ON MARCH 1, 2019

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) has scheduled the release of its fiscal year 2018 financial results for Thursday, February 28, 2019 after market close.

A conference call and webcast will be held on March 1, 2019 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results and provide a corporate update. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:     www.greatpanther.com

U.S. & Canada Toll-Free:            1 800 319 4610

International Toll:                       +1 604 638 5340

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling:

U.S. & Canada Toll-Free:       1 800 319 6413, replay code 2842

International Toll:                  +1 604 638 9010, replay code 2842

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company also expects to make a decision on whether or not to restart the Coricancha project in Peru by the end of March 2019. In addition, the Company anticipates closing the acquisition of gold producer Beadell Resources Limited during the first week of March, which will result in the creation of a new growth-oriented intermediate precious metals producer focused on the Americas.

For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com